UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Ms. Shirley Lin

Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue

Beijing 100004, People’s Republic of China

Telephone: +86-10-5961-1212

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS GL Trade Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,838,586 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,838,586 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,586 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

2

1	NAMES OF REPORTING PERSONS GL China Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,838,586 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,838,586 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,586 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

3

1	NAMES OF REPORTING PERSONS GL Capital Management GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,838,586 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,838,586 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,586 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

4

1	NAMES OF REPORTING PERSONS GL Capital Management GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,838,586 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,838,586 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,586 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

5

1	NAMES OF REPORTING PERSONS GL Partners Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,838,586 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,838,586 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,586 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

6

1	NAMES OF REPORTING PERSONS Zhenfu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,462 Ordinary Shares
	8	SHARED VOTING POWER 1,838,586
	9	SOLE DISPOSITIVE POWER 21,462 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 1,838,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,048 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(1) (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Persons may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. David Xiaoying Gao and his affiliates who beneficially own 417,143 shares of Ordinary Shares (as reported by Mr. David Xiaoying Gao and his affiliates as of August 17, 2018 in the Schedule 13D filed on August 20, 2018). As discussed in Item 5 of this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares owned by Mr. David Xiaoying Gao and his affiliates.

(2) Percentage calculated based on 33,243,634 Ordinary Shares outstanding as of June 30, 2018 (as reported by the Issuer in the Form 6-K filed on August 3, 2018).

7

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, People’s Republic of China. The Issuer’s Ordinary Share are listed on the NASDAQ Global Select Market under the symbol “CBPO.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following reporting persons: (i) GL Trade Investment Limited, a company organized under the laws of the Cayman Islands; (ii) GL China Opportunities Fund L.P., a limited partnership organized under the laws of the Cayman Islands; (iii) GL Capital Management GP L.P., a limited partnership organized under the laws of the Cayman Islands; (iv) GL Capital Management GP Limited, a company organized under the laws of the Cayman Islands; (v) GL Partners Capital Management Limited, a company organized under the laws of the Cayman Islands; and (vi) Zhenfu Li, a citizen of the United States (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. The address for each of the Reporting Persons is as follows: Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China. The Reporting Persons mainly engage in investment businesses.

(d)-(e) During the last five years, neither any of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

It is anticipated that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$ 3.7 billion will be expended in acquiring 30,966,443 outstanding Ordinary Shares owned by stockholders of the Issuer other than the members of the Consortium and their affiliates (as described in Item 4 below) (the “Publicly Held Shares”).

8

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing. The equity financing is expected to be provided in the form of rollover of existing equity interest in the Issuer by the Reporting Persons and Mr. David Xiaoying Gao, and cash contributions from the Consortium (as defined in the Item 4 below) and/or third party sponsors. Debt financing, if used, will be primarily provided by third party financial institutions. As discussed in Item 4 of this Schedule 13D, the Consortium has received from Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) a non-binding letter indicating that, subject to the assumptions, terms and conditions in the letter and such other matters as Goldman Sachs considers relevant, Goldman Sachs is, as of the date of the letter, highly confident that as sole lead arranger, sole bookrunner and sole syndication agent, the structuring and syndication of a senior secured debt financing could be accomplished by Goldman Sachs as part of the financing for the acquisition described therein.

The source of the funds used by the Reporting Persons to acquire the Ordinary Shares was their working capital.

Item 4.	Purpose of Transaction.

On August 17, 2018, the Reporting Persons, through GL Sandrose Investment LP, an affiliate of the Reporting Persons, together with Mr. David Xiaoying Gao and certain other consortium members (collectively, the “Consortium”), submitted a preliminary, non-binding letter (the “Proposal”) to the Board of Directors of the Issuer to acquire all of the Publicly Held Shares for US$ 118 in cash per Ordinary Share (the “Transaction”). The Consortium states that it intends to finance the Transaction with a combination of debt and equity. The Consortium has received from Goldman Sachs a non-binding letter indicating that, subject to the assumptions, terms and conditions in the letter and such other matters as Goldman Sachs considers relevant, Goldman Sachs is, as of the date of the letter, highly confident that as sole lead arranger, sole bookrunner and sole syndication agent, the structuring and syndication of a senior secured debt financing could be accomplished by Goldman Sachs as part of the financing for the acquisition described therein. The Consortium also expresses its willingness to welcome other shareholders and members of the management of the Issuer in joining its effort, subject to the Issuer’s agreement to redeem its rights plan. As provided in the Proposal, the Consortium will need to conduct due diligence on the Issuer, and will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.

The Proposal and the Transaction are subject to several conditions, including the negotiation and execution of definitive agreements mutually acceptable to the Issuer and the Consortium. Neither the Issuer nor the Consortium is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms and conditions provided therein. The Consortium reserves the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason. References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, which is attached hereto as an exhibit and incorporated herein by reference as if set forth in its entirety herein.

If the Transactions contemplated under the Proposal are completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

9

Item 5.	Interest in Securities of the Issuer.

(a)–(b) Set forth in the table below is the beneficial ownership of the Ordinary Shares of the Issuer for each of the Reporting Persons:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct vote:	Shared power to vote or direct vote:	Sole power to dispose or direct disposition of:	Shared power to dispose or direct disposition of:

GL Partners Capital Management Limited	1,838,586 Ordinary Shares	5.5%	1,838,586 Ordinary Shares	0	1,838,586 Ordinary Shares	0

GL Capital Management GP Limited	1,838,586 Ordinary Shares	5.5%	1,838,586 Ordinary Shares	0	1,838,586 Ordinary Shares	0

GL Capital Management GP L.P.	1,838,586 Ordinary Shares	5.5%	1,838,586 Ordinary Shares	0	1,838,586 Ordinary Shares	0

GL China Opportunities Fund L.P.	1,838,586 Ordinary Shares	5.5%	1,838,586 Ordinary Shares	0	1,838,586 Ordinary Shares	0

GL Trade Investment Limited	1,838,586 Ordinary Shares	5.5%	1,838,586 Ordinary Shares	0	1,838,586 Ordinary Shares	0

Zhenfu Li	1,860,048 Ordinary Shares	5.6%	21,462 Ordinary Shares	1,838,586 ordinary shares	21,462 Ordinary Shares	1,838,586 Ordinary Shares

The percentages of ownership set forth above are based on the total number of 33,243,634 Ordinary Shares outstanding as of June 30, 2018, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 3, 2018.

GL Trade Investment Limited is the record owner of 1,838,586 shares of common stock. GL Trade Investment Limited is wholly owned by GL China Opportunities Fund L.P. GL Capital Management GP L.P. is the sole general partner of GL China Opportunities Fund L.P. GL Capital Management GP Limited is the sole general partner of GL Capital Management GP L.P. GL Partners Capital Management Limited is the record owner of 51% of the total issued and outstanding ordinary shares of GL Capital Management GP Limited and has the right to appoint three out of the six directors of GL Capital Management GP Limited. Zhenfu Li is the record owner of 70% of the total issued and outstanding ordinary shares of GL Partners Capital Management Limited. Due to the relationship among them, the Reporting Persons may constitute a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim membership in such a group. Zhenfu Li is the record owner of 21,462 shares of the Ordinary Shares.

10

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons and Mr. David Xiaoying Gao may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 417,143 Ordinary Shares beneficially owned by Mr. Gao and his affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety. The Proposal provides, among other things, that the members of the Consortium intend to work exclusively within the framework of the Consortium in performing due diligence, arranging financing, structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated August 20, 2018 by and between the Reporting Persons.

2	Proposal Letter to the Issuer dated August 17, 2018.

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 20, 2018

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
Name:	Hu Chou Hui
Title:	Director

GL China Opportunities Fund L.P.

By:	/s/ Zhenfu Li
Name:	Zhenfu Li
Title:	Authorized Signatory

GL Capital Management GP L.P.

By:	/s/ Zhenfu Li
Name:	Zhenfu Li
Title:	Authorized Signatory

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
Name:	Zhenfu Li
Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
Name:	Zhenfu Li
Title:	Director

Zhenfu Li
/s/ Zhenfu Li

Schedule A
EXECUTIVE OFFICERS AND DIRECTORS

The business address of the following individuals is Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.

Name	Citizenship	Present Principal Occupation or Employment in the Reporting Persons
Hu Chou Hui	Taiwan	Director of GL Trade Investment Limited
Li Zhenfu	U.S.A.	Director of GL Capital Management GP Limited
Francesco Sisci	Italy	Director of GL Capital Management GP Limited
Bruno Sollazzo	Italy	Director of GL Capital Management GP Limited
Ad Olivier	Netherlands	Director of GL Capital Management GP Limited
Ileana Bolcato	Italy	Director of GL Capital Management GP Limited
Chew Choon Soo	Singapore	Director of GL Capital Management GP Limited